Exhibit 99.1

Merus N.V.

Unaudited Condensed Consolidated Statement of Financial Position

(after appropriation of result for the period)

	Note	March 31, 2016	December 31, 2015
		(euros in thousands)
Non-current assets
Property, plant and equipment		330	325
Intangible assets		420	435
Restricted cash		204	218

Total non-current assets		954	978
Current assets
Trade and other receivables	5	1,635	1,665
Cash and cash equivalents		26,153	32,851

Total current assets		27,788	34,516

Total assets		28,742	35,494

Shareholders’ equity
Issued and paid-in capital		776	775
Share premium account		90,931	90,909
Accumulated loss		(68,514)	(63,382)

Total equity	9	23,193	28,302
Non-current liabilities
Borrowings	7	458	486
Deferred revenue	8	335	390
Current liabilities
Borrowings		167	167
Trade payables		1,590	2,419
Taxes and social security liabilities		—	142
Deferred revenue	8	223	223
Other liabilities and accruals	6	2,776	3,365

		4,756	6,316

Total liabilities		5,549	7,192

Total equity and liabilities		28,742	35,494

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	Note	Three month period ended March 31,
		2016	2015
		(euros in thousands, except per share data)
Revenue	10	847	107
Research and development costs	11	(4,362)	(3,448)
Management and administration costs	11	(362)	(192)
Other expenses	11	(1,613)	(1,295)

Total operating expenses		(6,337)	(4,935)

Operating result		(5,490)	(4,828)
Finance income		33	—
Finance costs		(5)	(7)

Total finance income / (expenses)		28	(7)

Result before tax		(5,462)	(4,835)
Income tax expense		—	—

Result after taxation		(5,462)	(4,835)
Other comprehensive income
Exchange differences on the translation of foreign operations		3	—

Total other comprehensive income for the period		3	—

Total comprehensive loss for the period		(5,459)	(4,835)

Basic (and diluted) loss per share		(0.63)	(1.19)

The results for the period and the comprehensive loss for the period are fully attributable to the owners of the Company.

Unaudited Condensed Consolidated Statement of Changes in Equity

(euros in thousands)	Note	Common share capital	Class A pref. share capital	Class B pref. share capital	Class C pref. share capital	Common share premium	Class A pref. share premium	Class B pref. share premium	Class C pref. share premium	Accumulated loss	Total equity
Balance at January 1, 2015		30	21	231	—	1,564	1,334	34,026	—	(40,765)	(3,559)
Result		—	—	—	—	—	—	—	—	(4,835)	(4,835)
Other comprehensive income		—	—	—	—	—	—	—	—	—	—

Total comprehensive loss		—	—	—	—	—	—	—	—	(4,835)	(4,835)
Transactions with owners of the Company:
Issuance of shares (net)	9	—	—	120	—	—	—	4,866	—	—	4,986
Equity settled shared-based payments	12	—	—	—	—	—	—	—	—	83	83

Total contributions by and distributions to owners of the Company		—	—	120	—	—	—	4,866	—	83	5,069

Balance at March 31, 2015		30	21	351	—	1,564	1,334	38,892	—	(45,517)	(3,325)

Balance at January 1, 2016		30	21	351	373	1,564	1,334	38,906	49,105	(63,382)	28,302
Result		—	—	—	—	—	—	—	—	(5,462)	(5,462)
Other comprehensive loss		—	—	—	—	—	—	—	—	3	3

Total comprehensive loss		—	—	—	—	—	—	—	—	(5,459)	(5,459)
Transactions with owners of the Company:
Issuance of shares (net)	9	1	—	—	—	22	—	—	—	—	23
Equity settled shared-based payments	12	—	—	—	—	—	—	—	—	327	327

Total contributions by and distributions to owners of the Company		1	—	—	—	22	—	—	—	327	350

Balance at March 31, 2016		31	21	351	373	1,586	1,334	38,906	49,105	(68,514)	23,193

Unaudited Condensed Consolidated Statement of Cash flows

	Three month period ended March 31,
	2016	2015
	(euros in thousands)
Cash flows from operating activities
Result after taxation	(5,462)	(4,835)
Adjustments for:
Depreciation and amortization	51	50
Share option expenses	327	83
Net finance (income) costs	(28)	7

	(5,112)	(4,695)
Changes in working capital:
Trade and other receivables	30	195
Trade payables	(829)	382
Other liabilities and accruals	(589)	(342)
Deferred revenue	(55)	(55)
Taxes and social security liabilities	(142)	83

Cash used in operations	(6,697)	(4,432)
Interest paid	(5)	(7)
Tax paid	—	—

Net cash used in operating activities	(6,702)	(4,439)
Cash flow from investing activities
Acquisition of property, plant and equipment	(40)	(14)
Interest received	33	—

Net cash used in investing activities	(7)	(14)
Cash flow from financing activities
Proceeds from issuing shares	23	4,986
Repayment of borrowings	(28)	(27)
Movement in restricted cash	13	14

Net cash from financing activities	8	4,973
Net (decrease)/increase in cash and cash equivalents	(6,701)	520
Cash and cash equivalents as at January 1	32,851	1,568
Effects of exchange rate changes on cash and cash equivalents	3	—

Cash and cash equivalents as at March 31	26,153	2,088

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	General information

Merus N.V. is a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics, headquartered in Utrecht, the Netherlands. Merus US, Inc. is a wholly-owned subsidiary of Merus N.V. located in Boston, Massachusetts, United States. These condensed consolidated interim financial statements as at and for the three month period ended 31 March 2016 comprise Merus N.V. and Merus US, Inc. (together, the “Company”).

On 24 May 2016, the Company closed the initial public offering of 5,500,000 of its common shares and, on 26 May 2016, of an additional 639,926 of its common shares, at a price to the public of US$10 per share (the “IPO”). Net proceeds to the Company after deducting underwriting discounts and commissions and offering expenses were US$ 53.3 million. On 19 May 2016, the Company’s common shares were listed on the NASDAQ Global Market (“NASDAQ”). In connection with the IPO the Company’s legal structure under Dutch law was changed from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap). In addition, in connection with the IPO, all of the Company’s preferred shares converted into common shares.

The Company was incorporated in the Netherlands, with its statutory seat in Utrecht. In connection with becoming a public company, on 19 May 2016, the Company’s name changed from “Merus B.V.” to “Merus N.V.” The address of the Company’s registered office is Padualaan 8, 3584CH Utrecht, the Netherlands.

2.	Significant accounting policies

These unaudited interim condensed consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board. Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2015. In the opinion of management, all adjustments (consisting of a normal recurring nature) considered necessary for a fair presentation have been included in the interim financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment on the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to these interim financial statements are disclosed in Note 4. The results of operations for the three month period ended 31 March 2016 are not necessarily indicative of operations to be expected for the full fiscal year ending 31 December 2016.

Items included in each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The interim financial statements are presented in euros, which is Merus N.V.’s functional and presentation currency. All amounts are rounded to the nearest thousands of euros, except where otherwise indicated.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors per IAS 34.16.

The Company operates in one reportable segment, which comprises the discovery and development of innovative bispecific therapeutics.

3.	Adoption of New and Revised International Financial Reporting Standards

Except as otherwise indicated, the accounting policies adopted in the preparation of the interim financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended 31 December 2015. A number of new standards, amendments to standards and interpretations will be effective for annual periods beginning on or after 1 January 2018 or 2019 and may be relevant to the Company. The Company does not plan to adopt new standards early.

4.	Critical Accounting estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. No changes were identified compared to previous financial statements.

The following are the critical judgments and assumptions that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the interim financial statements.

(a)	Equity settled share-based payments

Share options granted to employees and consultants providing similar services are measured at the grant date fair value of the equity instruments granted. The grant date fair value is determined through the use of an option-pricing model considering the following variables:

a)	the exercise price of the option;

b)	the expected life of the option;

c)	the current value of the underlying shares;

d)	the expected volatility of the share price;

e)	the dividends expected on the shares; and

f)	the risk-free interest rate for the life of the option.

For the Company’s share option plans, management’s judgment is that the Black-Scholes valuation formula and the binomial option pricing model are the most appropriate methods for determining the fair value of the Company’s share options considering the terms and conditions attached to the grants made and to reflect exercise behaviour. Since the Company was not listed on a national securities exchange during the three month period ended 31 March 2016, there is no published share price information available for the period included in the interim financial statements. Consequently, the Company needs to estimate the fair value of its shares and the expected volatility of that share value.

The result of the share option valuations and the related compensation expense that is recognized for the respective vesting periods during which services are received, is dependent on the model and input parameters used. Even though management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might apply a different fair value for the Company’s share options.

(b)	Income tax

Deferred tax assets in respect of tax losses have not been recognized, because the Company has no history of generating taxable profits and at the balance sheet date, there is no convincing evidence that sufficient taxable profit will be available against which the tax losses can be utilized.

(c)	Foreign currency translation

Foreign currency transactions are translated using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss.

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each statement of profit or loss and comprehensive income or loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

(d)	Capitalization of development costs

The criteria for capitalization of development costs have been considered by management and determined not to have been met in the first quarter of 2016. Therefore, all development expenditures relating to internally generated intangible assets in the first quarter of 2016 were expensed as incurred.

(e)	Accounting for upfront license fees

The Company entered into a research and license agreement with ONO Pharmaceuticals Co., Ltd (“ONO”) in April 2014. In connection with this arrangement, the Company received an upfront fee, which relates to the integrated package of deliverables under the contract (one single performance obligation). The applicable period over which to recognize the upfront payment is a significant judgment. Revenue related to this upfront fee is deferred and amortized on a straight-line basis over the contract period, as that is the period over which the Company provides its integrated service activities to ONO.

(f)	Treatment of expenses relating to an equity transaction

The Company incurred costs, relating to the preparation of the IPO. The costs of the IPO, which involved both issuing new common shares and listing on NASDAQ, have been accounted for as follows:

•	Incremental costs that are directly attributable to issuing new shares are included as prepaid expenses and were deducted from equity on the date of the closing of the IPO (net of any income tax benefit); and

•	Costs that relate to listing on NASDAQ, or are otherwise not incremental and directly attributable to issuing new shares, are recorded as an expense in the statement of profit or loss and comprehensive loss.

•	Costs that relate to both share issuance and listing are allocated between those functions on a rational and consistent basis.

(g)	Going concern

During the year ended 31 December 2015 and the three month period ended 31 March 2016, the Company suffered losses from its operations, which further weakened the shareholders’ equity.

The Company expects to incur significant expenses and operating losses for the foreseeable future as its bispecific antibody candidates advance from discovery through preclinical development and into clinical trials, and it seeks regulatory approval and pursues commercialization of any approved bispecific antibody candidate. In addition, the Company may incur expenses in connection with the licensing or acquisition of additional bispecific antibody candidates.

As a result, the Company will need additional financing to support its continuing operations. Until the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to the Company on acceptable terms, or at all. The Company’s inability to raise capital as and when needed would have a negative impact on the financial condition and ability to pursue its business strategy. The Company will need to generate significant revenue to achieve profitability and may never do so.

The Company expects that its existing cash and cash equivalents, together with funds raised from the IPO which closed in May 2016, will enable the Company to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the date of these interim financial statements.

5.	Trade and other receivables

All trade and other receivables are short-term and due within one year.

	March 31, 2016	December 31, 2015
	(euros in thousands)
Taxation and social security premiums	320	296
Prepaid general expenses	346	500
Prepaid IPO costs	903	814
Interest receivable	—	45
Other receivables	66	10

	1,635	1,665

6.	Other liabilities and accruals

All amounts are short-term and payable within one year.

	March 31, 2016	December 31, 2015
	(euros in thousands)
Accrued auditor´s fee	354	335
Accrual for holiday expenses	77	50
Personnel	199	141
R&D studies	716	741
IP – Legal fee	374	170
Bonuses	174	391
Subsidy advance received	555	1,294
Other accruals	327	243

	2,776	3,365

7.	Borrowings

The Company entered into a financing agreement with Rabobank Utrechtse Heuvelrug U.A. (“Rabobank”) on 29 December 2005, which provided for total borrowings of € 1.5 million for the financing of its business activities. The duration of this agreement is 12 years.

Under the agreement, the loans are to be repaid in monthly instalments of € 14 thousand, beginning on 31 January 2009. Repayments were deferred in January 2010 for a period of two years. Repayment recommenced in January 2012. The loans bear interest at an annual rate equal to 4.45% and were fixed until 1 April 2016. From that date the interest rate has been fixed at 3.55% until 31 March 2017.

In connection with the financing agreement, the following securities have been issued:

•	a right of pledge on the account of €500 thousand, in the Company’s name in a new savings account for the benefit of Rabobank; and

•	a suretyship of €1 million within the framework of the Royal Decree “Borgstelling MKB-krediet.”

The pledged amount decreases in relation to the outstanding balance. At 31 March 2016, an amount of €204 thousand (at 31 March 2015: € 218 thousand) related to the abovementioned pledge, has been included as non-current assets on the balance sheet.

Movements in the Company’s borrowings with Rabobank were as follows:

(euros in thousands)
Balance January 1, 2015	819
Repayments	(27)

Balance portion 31 March 2015	792
Short term portion 31 March 2015	(167)

Long term portion 31 March 2015	625

(euros in thousands)
Balance 1 January 2016	653
Repayments	(28)

Balance 31 March 2016	625
Short term portion 31 March 2016	(167)

Long term portion 31 March 2016	458

8.	Deferred revenue

On 8 April 2014, the Company entered into a research and license agreement with ONO. As part of this agreement, the Company received a non-refundable upfront payment of €1.0 million. This upfront payment is being amortized on a straight-line basis, and presented as revenue, over a period from 8 April 2014 through 30 September 2018, the end of the agreement term. The Company is eligible to receive milestone payments upon achievement of specified research and clinical development milestones. For products commercialized under this agreement, if any, the Company is also eligible to receive a mid-single digit royalty on net sales. ONO also provides funding for the Company’s research and development activities under an agreed-upon plan. ONO has the right to terminate this agreement at any time for any reason, with or without cause.

Deferred revenue under the agreement with ONO is as follows:

	March 31, 2016	December 31, 2015
	(euros in thousands)
Deferred revenue – current portion	223	223
Deferred revenue – non-current	335	390

	558	613

9.	Shareholders’ equity

Issued and paid-in share capital

Common shares

For the three month period ended 31 March 2016, 12,107 options were exercised at an exercise price of €1.93 per share. As a result, 12,107 common shares were issued, share capital increased by €1,090 and share premium increased by €22,228. For the three month period ended 31 March 2015 no common shares were issued.

Situation as at 31 March 2016

At 31 March 2016, a total of 4,149,884 Class C preferred shares, 3,899,104 Class B preferred shares, 229,055 Class A preferred shares and 349,669 common shares with a nominal value of €0.09 per share were issued and paid up. At 31 March 2015, a total of 3,899,104 Class B preferred shares, 229,055 Class A preferred shares and 337,562 common shares with a nominal value of €0.09 per share were issued and paid up.

Share option program (equity-settled)

In 2010, the Company established the Merus B.V. 2010 Employee Option Plan (the “2010 Plan”) that entitle key management personnel, staff and consultants providing similar services to purchase shares in the Company. Under the 2010 Plan, holders of vested options were entitled to purchase depositary receipts for common shares at the exercise price determined at the date of grant. Upon exercise of the option, common shares were issued to a foundation established to facilitate administration of share-based compensation awards and pool the voting interests of the underlying shares, and depositary receipts were issued by the foundation to the individual holders. In connection with the IPO, the 2010 Plan was amended to cancel the depositary receipts and allow individual holders to directly hold the common shares obtained upon exercise of their options. The compensation expenses included in personnel expenses were €327 thousand in the three month period ended 31 March 2016 (in the three month period ended 31 March 2015: €83 thousand).

Options granted under the 2010 Plan are exercisable once vested. The options granted under the 2010 Plan vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly instalments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the eighth anniversary of the date of grant.

In connection with the IPO, the Company established the 2016 Incentive Award Plan (the “2016 Plan”). Following the IPO, the Company is no longer making grants under the 2010 Plan; however, the terms of the 2010 Plan will continue to govern grants made under the 2010 Plan. All new incentive award grants will be made under the 2016 Plan.

Measurement of fair values of the Equity-settled share-based payment arrangements

The fair value of the employee share options has been measured using the Black-Scholes formula (for members of the executive management team) or a binomial option pricing model (for other participants, including supervisory board members). Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.

In addition to the vesting period of the options, the vesting periods for the depositary receipts were also taken into account when allocating the fair values of the options granted over the required service period.

During the three month period ended 31 March 2016, options were granted only to supervisory board members, and no options were granted to the executive management team or other employees. The inputs used in the measurement of the fair values and the related fair values at the grant dates were as follows for the options granted during the three month period ended 31 March 2016.

Three month period ended March 31, 2016
€
Fair value at grant date	5.74
Share price at grant date	8.46
Exercise price	8.46
Expected volatility (weighted-average)	99.39%
Expected life	8 years
Expected dividends	0%
Risk-free interest rate (based on government bonds)	0.10%

Reconciliation of outstanding share options

Changes in the number of options outstanding and their related weighted average exercise prices are follows:

	Three month period ended March 31, 2016
	Weighted average exercise price	Number of options
	€
Outstanding at 1 January 2016	5.35	953,689
Forfeited during the three month period		(4)
Exercised during the three month period	1.93	(12,107)
Granted during the three month period	8.46	25,112

Outstanding at 31 March 2016	5.48	966,690

Exercisable at 31 March 2016		190,964

On 18 March 2016 an initial equity grant was granted to independent supervisory board members Gabriele Dallmann and Wolfgang Berthold for 12,556 options each. The option exercise price is €8.46 per share.

10.	Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

	Three month period ended March 31
	2016	2015
	(euros in thousands)
ONO Pharmaceutical Co., Ltd. – research funding	56	56
Income from grants on research projects	791	51

	847	107

11.	Total operating expenses

Research and development costs comprise of allocated employee costs, the costs of materials and laboratory consumables, IP and license costs and allocated other costs.

A breakdown of total operating expenses is presented as follows:

	Three month period ended March 31
	2016	2015
	(euros in thousands)
Manufacturing costs	778	1,338
IP and license costs	142	280
Personnel related R&D	1,051	696
Other research and development costs	2,391	1,134

Total research and development costs	4,362	3,448

Management and administration costs	362	192

Litigation costs	560	907
Other operating expenses	1,053	388

Other expenses	1,613	1,295

Total operating expenses	6,337	4,935

On 11 March 2014 Regeneron Pharmaceuticals Inc. (“Regeneron”) filed a complaint in the United States District Court for the Southern District of New York (the “Court”), alleging that the Company was infringing on one or more claims in Regeneron’s U.S. Patent No. 8,502,018, entitled “Methods of Modifying Eukaryotic Cells.” On 3 July 2014, the Company filed a response to the complaint, denying Regeneron’s allegations of infringement and raising affirmative defenses, and filed counterclaims seeking, among other things, a declaratory judgment that the Company did not infringe the patent and that the patent was invalid. The Company subsequently filed amended counterclaims during the period from August to December 2014, seeking a declaratory judgment of unenforceability of the patent due to Regeneron’s commission of inequitable conduct.

On 21 November 2014, the Court found that there was clear and convincing evidence that a claim term present in each of the patent claims was indefinite and granted the Company’s proposed claim constructions. On 24 February 2015, the Court entered partial judgment in the proceeding, on the grounds that the Company did not infringe each of the patent claims, and that each of the patent claims were invalid due to indefiniteness. On 2 November 2015, the Court found Regeneron had withheld material information from the United States Patent and Trademark Office during prosecution of the patent, and Regeneron had engaged in inequitable conduct and affirmative egregious misconduct in connection with the prosecution of the patent. On 18 December 2015, Regeneron filed an appeal of the Court’s decision which is currently pending. A decision in this appeal proceeding is expected in the second half of 2016.

On 11 March 2014, Regeneron served a writ in the Netherlands alleging that the Company was infringing one or more claims in their European patent EP 1 360 287 B1. The Company opposed the patent in June 2014 and the Dutch litigation is currently stayed. On 17 September 2014, Regeneron’s patent EP 1 360 287 B1 was revoked in its entirety by the European Opposition Division of the European Patent Office (the “EPO”). In Europe, an appeal hearing occurred in October and November 2015 at the Technical Board of Appeal for the EPO at which time the patent was reinstated to Regeneron with amended claims. The Company believes that its current business operations do not infringe the patent reinstated to Regeneron with amended claims because it believes it has not used the technology or methods claimed under the amended claims.

The aggregate costs incurred in the above litigation and opposition (€0.6 million for the three month period ended 31 March 2016; € 0.9 million for the three month period ended 31 March 2015) are included in the statement of profit or loss and comprehensive loss for the period.

Operating expenses presented by nature are outlined below:

	Three month period ended March 31
	2016	2015
	(euros in thousands)
Costs of outsourced work	3,269	3,337
Other external costs	1,604	660
Employee benefits	1,413	888
Depreciation and amortization	51	50

Total operating expenses	6,337	4,935

12.	Employee benefits

The average number of personnel during the three month period ended 31 March 2016 was approximately 43 (for the three month period ended 31 March 2015: 31), all employed in the Netherlands, with the exception of one employee employed in the United States. All employees are principally employed in the area of research and development. Employees that are devoted to activities other than research and development are included under management and administration costs.

Details of the total employee benefits are presented as follows:

	Three month period ended March 31
	2016	2015
	(euros in thousands)
Salaries and wages	1,137	733
WBSO subsidy	(470)	(57)
Social security premiums	84	69
Pension costs	110	57
Option expense	327	83
Other personnel expenses	225	3

	1,413	888

13.	Operating leases

Merus N.V. has a contract for the rent of facilities with the University of Utrecht, seated in Utrecht. The contract expired on 31 December 2015. The total annual obligation is €256 thousand. As the Company is awaiting the completion of a new office building, the contract for the lease of the facilities has been extended at the current rental price. The Company can end the contract at its own option with a month’s notice. On 22 April 2016 the Company closed a new lease agreement with Stichting Incubator Utrecht for a new office building. The agreement term will be five years, starting in the fourth quarter of 2016. The agreed rental price is €402 thousand per year.

14.	Subsequent events

On 24 May 2016, the Company closed the initial public offering of 5,500,000 of its common shares and, on 26 May 2016, of an additional 639,926 common shares, at a price to the public of $10 per share. Net proceeds to the Company after deducting underwriting discounts and commissions and offering expenses were $53.3 million. On 19 May 2016, the Company’s common shares were listed on NASDAQ. In connection with the IPO, all preferred shares of the Company converted into common shares.

On 6 May 2016, the general meeting of shareholders of the Company resolved to approve and effect a capital reorganization, based on a reverse share split. The effect of the reverse share split was a 1-for-1.8 share split of the outstanding common and preferred shares held by the Company’s shareholders. This share split became effective on 6 May 2016. All share, per-share and related information presented in the interim financial statements and corresponding disclosure notes have been retrospectively adjusted, where applicable, to reflect the impact of the share split.

Following the IPO, the Company adopted and its shareholders approved the 2016 Plan under which the Company may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate personnel. Employees, consultants, management board members and supervisory board members as well as employees and consultants of subsidiaries are eligible to receive awards under the 2016 Plan. Additionally the Company filed an S-8 Registration Statement with the Securities and Exchange Commission (the “SEC”) on 20 May 2016 to register the shares that may be issued under the 2016 Plan and the 2010 Plan.

In connection with the IPO, the Company’s supervisory board members, Anand Mehra, John de Koning and Lionel Carnot, each received a grant of options to purchase common shares under the 2016 Plan. Furthermore, in connection with the IPO, Gabriele Dallmann and Florent Gros resigned from the supervisory board and Gregory Perry was appointed to the supervisory board. In connection with his appointment, Mr. Perry received an initial grant of options to purchase common shares, pursuant to the Company’s Supervisory Board Member Compensation Plan. For a detailed description of the 2016 Plan and the Supervisory Board Member Compensation Plan, please refer to the F-1/A (File No. 333-207490) as filed with the SEC on May 9, 2016.

Apart from the subsequent events that were noted earlier in the interim financial statements, no other subsequent events took place that require disclosure.